Exhibit 99.2

ASX, Nasdaq and Media Release

24 August 2023

Opthea announces Placement and fully underwritten Entitlement Offer to raise A$80.0 million (US$51.2 million1)

Melbourne, Australia; 24 August 2023 – Opthea Limited (Opthea or the Company) (ASX:OPT; NASDAQ:OPT), (Opthea, OPT or the Company) a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, today announced that the Company is seeking to raise A$80.0 million (US$51.2 million1) via a A$10.0 million (US$6.4 million1) private placement (“Placement”) and a $70.0 million (US$44.8 million1) Accelerated Non-Renounceable Entitlement Offer (“ANREO” or “Entitlement Offer”).

The proceeds from the Placement and Entitlement Offer will be used to continue advancing the clinical development of OPT-302 for the treatment of wet Age-related Macular Degeneration (wet AMD), including to progress the Company’s Phase 3 clinical trials and for general corporate purposes.

Dr Megan Baldwin, Chief Executive Officer and Managing Director of Opthea commented “This institutional placement and entitlement offer strengthens Opthea’s cash position as we advance OPT-302 through Phase 3 clinical trials, ShORe and COAST. With the completion of this financing, together with the funding under the Development Funding Agreement (DFA) with Carlyle and Abingworth, which includes a further US$35.0 million of committed funding and the addition of a new co-investor of Carlyle and Abingworth which intends to participate in a funding under the DFA of US$50.0 million to increase total DFA funding from $120 million to $170 million which is subject to the co-investor’s final due diligence and approvals, appropriate documentation and compliance with closing conditions2, the Company expects to fund its operations into the third quarter of calendar year 2024 and through the important clinical milestones of completion of patient recruitment for both Phase 3 clinical trials.”

With the announcement of the financing, Opthea provided an update on the progress of the Company’s Phase 3 program. The Phase 3 clinical trials are approximately 75% enrolled, with COAST expected to be fully enrolled in the first quarter calendar 2024 and ShORe in the second quarter of calendar 2024. Topline data is expected when all patients complete the 52-week treatment period.

1.	Capital raising overview

Opthea is pleased to announce the launch of a capital raising comprising:

•

a 1 for 3.07 pro-rata accelerated non-renounceable entitlement offer of new fully paid ordinary shares in OPT (New Shares) to certain eligible shareholders (Entitlement Offer), together with 1 option to acquire 1 fully paid ordinary share in Opthea (Option) for every 2 New Shares issued under the Entitlement Offer, to raise approximately A$70.0 million (US$44.8 million1); and

[1]	Assumes AUD/USD exchange rate of A$1.00/US$0.64
[2]

There can be no assurance that the due diligence will be completed to the satisfaction of the co-investor of Carlyle and Abingworth, that the closing terms and conditions will be satisfied or that the company will ultimately receive the additional $50 million.

•

placement of New Shares to certain institutional and sophisticated investors (Placement), together with 1 Option for every 2 New Shares issued under the Placement, to raise approximately A$10.0 million (US$6.4 million1)

(collectively, the Offer or Capital Raising)

The offer price for the Placement and Entitlement Offer will be A$0.46 per New Share (Offer Price), representing a discount of:

•	23.3% to the last closing price on Wednesday 23 August 2023 of A$0.600 per share;

•	23.2% to the 5 day volume-weighted average price of A$0.599 per share; and

•	18.1% discount to TERP of A$0.562[3].

Each New Share issued under the Capital Raising will rank equally with existing fully paid ordinary shares in OPT from the date of issue.

MST Financial Services Pty Ltd (MST) will act as sole lead manager to the Offer and sole underwriter to the Entitlement Offer.

2.	Capital Raising Details

Placement

The Placement is expected to raise up to approximately A$10.0 million (US$6.4 million1) and is being undertaken utilizing the Company’s existing placement capacity under ASX Listing Rule 7.1. The Placement is not underwritten.

The Company in its sole discretion reserves the right to raise additional funds under the Placement. Any New Shares and New Options issued as a result of raising such additional funds will be issued within Opthea’s available placement capacity under ASX Listing Rule 7.1

Entitlement Offer

The fully underwritten Entitlement Offer of A$70.0 million (US$44.8 million1) will consist of a 1 for 3.07 pro-rata accelerated non-renounceable entitlement offer.

The retail component of the Entitlement Offer (Retail Entitlement Offer) is open to eligible shareholders as at 7:00pm (Melbourne time) on Monday, 28 August 2023 (Record Date).

All New Shares issued under the Entitlement Offer will be issued at the Offer Price.

The Entitlement Offer is non-renounceable and accordingly entitlements will not be tradeable on the ASX or be otherwise transferable. Shareholders who do not take up their full entitlement will not receive any payment in respect of the entitlements they do not take up and their percentage equity interest in Opthea will be diluted.

OPT shares will remain in a trading halt pending completion and announcement of the Placement and the institutional component of the Entitlement Offer (Institutional Entitlement Offer).

For the avoidance of doubt, holders of the Company’s American Depositary Shares (Nasdaq:OPT) are not eligible to participate in the Entitlement Offer or receive New Options.

Institutional Entitlement Offer

Eligible institutional and sophisticated shareholders (Institutional Shareholders) will be invited to participate in the Institutional Entitlement Offer which will commence on Thursday, 24 August 2023.

[1]	Assumes AUD/USD exchange rate of A$1.00/US$0.64
[3]

TERP means that “theoretical ex right price” at which OPT shares should trade immediately after the ex-date of the Offer and is adjusted for Placement Shares. TERP is a theoretical calculation only and the actual price at which OPT’s shares trade at that time will depend on many factors and may not be equal to the TERP.

Institutional Shareholders may opt to take up all, part or none of their entitlements. Entitlements not taken up by Institutional Shareholders together with those entitlements of ineligible institutional and retail shareholders, will be offered to other institutional and sophisticated investors at the Offer Price (Institutional Shortfall Offer).

Retail Entitlement Offer

Retail shareholders who have a registered address in Australia or New Zealand on the register as at 7:00pm (Melbourne time) on the Record Date will be invited to participate in the Retail Entitlement Offer at the same Offer Price and offer ratio as under the Institutional Entitlement Offer.

The Retail Entitlement Offer is expected to open on Thursday, 31 August 2023 and close at 5:00pm (Melbourne time) on Thursday, 14 September 2023.

The Retail Entitlement Offer will be made under a transaction specific prospectus issued under section 713 of the Corporations Act 2001 (Cth) (Prospectus). The Prospectus will be lodged with ASIC and the ASX on Thursday, 24 August 2023 and will be dispatched to eligible retail shareholders, along with personalized acceptance forms, on Thursday, 31 August 2023. The Prospectus will provide details of how to participate in the Retail Entitlement Offer. Eligible retail shareholders may opt to take up all, part or none of their entitlement. Eligible retail shareholders will also have the opportunity to apply for and be allocated additional New Shares up to 25% of their entitlement (subject to scale back at the sole discretion of Opthea) (Top-Up Facility).

Opthea may (in its absolute discretion) extend the Retail Entitlement Offer to any Institutional Shareholder that was eligible to, but was not invited to participate in, the Institutional Entitlement Offer (subject to compliance with relevant laws).

New Options

Participants in the Placement and Entitlement Offer will also be offered 1 option, each exercisable at A$0.80 per option and expiring on 31 August 2025 (New Options), for every 2 New Shares issued under the Placement and Entitlement Offer. The offer of New Options is made under the Prospectus.

All New Options are expected to be issued upon allotment of the Retail Entitlement Offer and, subject to satisfying spread requirements set out in ASX Listing Rule 2.5, condition 6, the Options are intended to be quoted on the ASX.

The full terms and conditions of the New Options will be set out in the Prospectus. Copies of the Prospectus will be available on the ASX website and at ww.opthea.com

3.	Timetable

The timetable below is indicative only and subject to change. The Company reserves the right to alter the dates below in its full discretion and without prior notice, subject to the ASX Listing Rules and the Corporations Act.

Item	Date
Trading Halt and announcement of the Equity Raising, lodgement of Offer Documents, including Prospectus with ASIC	Thursday, August 24, 2023
Institutional Placement and Institutional Entitlement Offer opens	Thursday, August 24, 2023
Institutional Placement and Institutional Entitlement Offer closes	Friday, August 25, 2023
Announcement of completion of the Institutional Entitlement offer, trading halt lifted, existing securities recommence trading	Monday, August 28, 2023
Record Date Entitlement Offer	Monday, August 28, 2023
Despatch of Offer Prospectus	Thursday, August 31, 2023
Retail Entitlement Offer opens	Thursday, August 31, 2023
Settlement of New Shares issued under the Institutional Entitlement Offer and Placement	Friday, September 1, 2023
Allotment of New Shares issued under the Institutional Entitlement Offer and Placement	Monday, September 4, 2023
Retail Entitlement Offer closes	Thursday, September 14, 2023
Settlement of New Shares under the Retail Entitlement Offer and any shortfall	Wednesday, September 20, 2023
Announcement of results of the Retail Entitlement Offer and notification of any shortfall	Thursday, September 21, 2023
Allotment and issue of New Shares and Options under the Retail Entitlement Offer, and New Options issued under the Institutional Entitlement Offer and Placement	Thursday, September 21, 2023
Trading commences on a normal basis for New Shares issued under the Retail Entitlement Offer	Friday, September 22, 2023
Despatch of holding statements for New Shares issued under the Retail Entitlement Offer	Monday, September 25, 2023

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “anticipate”, “estimate”, “intend”, “believe”, “guidance”, “should”, “could”, “may”, “will”, “predict”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future financial position and performance including the preliminary estimated unaudited financial information and pro forma data, are also forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding the timetable, conduct and outcome of the Offer and the use of the proceeds thereof, the therapeutic and commercial potential and size of estimated market opportunity of the Company’s product in development, the viability of future opportunities, future market supply and demand, the expected receipt of payments (including the additional potential increase of US$50 million of funding under the Development Funding Agreement (“DFA”)) and the timing of such payments, Opthea’s expected cash runway, the expected timing of completion of patient enrollment under the clinical trials and timing of top-line data, expectations about topline data and other observations and expectations based on masked pooled data, the financial condition, results of operations and businesses of Opthea, certain plans, objectives and strategies of the management of Opthea, including with respect to the current and planned clinical trials of its product candidate, and the future performance of Opthea. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions.

Forward-looking statements, including projections, guidance on the future financial position of the Company including the preliminary estimated unaudited financial information and pro forma data, are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the availability of funding, the receipt of funding under the DFA (including the additional potential increase of US$50 million of funding under the DFA), future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate OPT-302 safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials once unmasked, timing of completion of Phase 3 clinical trial patient enrollment and CRO and labor costs, intellectual property protections, the successful completion of the Offer, completion of management’s and the Company’s audit and risk committee’s review and the Company’s other closing processes, and other factors that are of a general nature which may affect the future operating and financial performance of the Company. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based.

Not an offer

This ASX announcement is not a disclosure document and should not be considered as investment advice. The information contained in this ASX announcement is for information purposes only and should not be considered an offer or an invitation to acquire Company securities or any other financial products and does not and will not form part of any contract for the acquisition of New Shares.

In particular, this ASX announcement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be illegal or impermissible. The securities to be offered and sold in the Placement and SPP have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States. Accordingly, the securities to be offered and sold in the Placement and SPP may only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under Regulation S of the U.S. Securities Act (“Regulation S”)) in reliance on Regulation S, unless they are offered and sold in a transaction registered under, or exempt from, or in a transaction not subject to, the registration requirements of, the U.S. Securities Act and applicable U.S. state securities laws.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:

U.S.A. & International:	Australia:

Megan Baldwin, CEO	Rudi Michelson
Opthea Limited	Monsoon Communications
Tel: +61 447788674	Tel: +61 (0) 3 9620 3333
Megan.baldwin@opthea.com

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Join our email database to receive program updates:

Tel: +61 (0) 3 9826 0399    Email: info@opthea.com    Web: www.opthea.com